                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (AMENDMENT NO. 3)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 GOTO.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.0001 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    38348T107
                                 (CUSIP Number)


                                   Todd Tappin
                             Chief Financial Officer
                                 GoTo.Com, Inc.
                            74 North Pasadena Avenue
                                    3rd Floor
                           Pasadena, California 91103
                                 (626) 685-5600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 1, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

                        (Continued on the following page)


                               Page 1 of 10 Pages

                                  SCHEDULE 13D


CUSIP No. 38348T107                                                 Page 2 of 10

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

      BILL GROSS
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS

      PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          13,554,915 SHARES
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          28,657 SHARES
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            13,554,915 SHARES
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          28,657 SHARES
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      13,583,572 SHARES
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.8%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 38348T107                                                 Page 3 of 10

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

      BILL GROSS' IDEALAB!
      TAX I.D. NO. 95-4569774
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          13,554,915 SHARES
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          28,657
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            13,554,915 SHARES
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          28,657 SHARES
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      13,583,572 SHARES
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.8%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 38348T107                                                 Page 4 of 10

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

      IDEALAB! HOLDINGS, L.L.C.
      TAX I.D. NO. 95-4729649
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          13,356,164 SHARES
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            13,356,164 SHARES
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      13,356,164 SHARES
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      00
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

                  This Amendment No. 3 to the Statement on Schedule 13D (the "Amendment No. 3") filed by Bill Gross, Bill Gross' idealab!, a California corporation ("BGIL"), and idealab! Holdings, L.L.C., a Delaware limited liability company and a wholly-owned subsidiary of BGIL ("idealab! Holdings," and together with Bill Gross and BGIL, the "Reporting Persons") amends and supplements the Statement on Schedule 13D (the "Initial Filing") filed on January 3, 2000, as amended and supplemented pursuant to Amendment No. 1 filed by the Reporting Persons on January 20, 2000 and Amendment No. 2 filed by the Reporting Persons on March 6, 2000 (collectively with the Initial Filing, the "Schedule 13D"), relating to the shares of common stock, $0.0001 par value per share (the "Common Stock"), of GoTo.Com, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 74 North Pasadena Avenue, 3rd Floor, Pasadena, California 91103.

                  Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

                  (a) This statement is being filed jointly by Bill Gross, BGIL and idealab! Holdings.

                  (b) The address of the Reporting Persons' principal office or residence is 130 West Union Street, Pasadena, California 91103. The names, business addresses and principal businesses of each of the directors and executive officers of each of BGIL and idealab! Holdings are set forth on
Schedule I hereto and incorporated by reference herein.

                  (c) The principal business of BGIL and idealab! Holdings is the creation and operation of internet businesses.

                  (d) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, as applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, as applicable, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) To the best knowledge of BGIL and idealab! Holdings, each of their executive officers and directors is a United States citizen. Bill Gross is a United States citizen.

ITEM 4. PURPOSE OF TRANSACTION.

                  Item 4 of the Schedule 13D is hereby amended by adding the following:

                  On May 1, 2001, Clearstone Venture Partners I-A, LP, a Delaware limited partnership (f/k/a idealab! Capital Partners I-A, L.P.) ("CVP I-A"), Clearstone Venture Partners I-B, L.P., a Delaware limited partnership (f/k/a idealab! Capital Partners I-B, L.P.) ("CVP I-B") and Clearstone Venture Management I, LLC, a Delaware limited liability company (f/k/a idealab! Capital Management I, LLC) ("CVM-I") distributed shares of the Company's Common Stock to their limited partners.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is amended and restated in its entirety as follows:

                  (a) As of the date hereof, CVM-I is the record owner of 28,657 shares of Common Stock and each of CVP I-A and CVP I-B do not hold any shares of Common Stock. Mr. Gross may be deemed the beneficial owner of the shares owned by CVM-I in his capacity as a Managing Member of CVM-I. BGIL is the direct record and beneficial owner of 198,751 shares of Common Stock. Mr. Gross may be deemed the beneficial owner of the shares owned by BGIL in his capacity as the Chairman of the Board of Directors and Chief Executive Officer of BGIL. idealab! Holdings is the direct record and beneficial owner of 13,356,164 shares of Common Stock, which constitutes approximately 25.4% of the 52,582,125 outstanding shares of Common Stock as of January 31, 2001. BGIL may be deemed to beneficially own the shares of Common Stock owned by idealab! Holdings, which is a wholly-owned subsidiary of BGIL. Mr. Gross may also be deemed the beneficial owner of the shares owned by idealab! Holdings in his capacity as the Chairman of the Board of Directors and Chief Executive Officer of BGIL. Each of the Reporting Persons disclaim any beneficial interest in such shares to the extent it exceeds its pecuniary interest.

                   (b) The Reporting Persons have sole power to vote or direct the vote, and to dispose or to direct the disposition of the 13,554,915 shares of Common Stock that they own of record or may be deemed to beneficially own.

                  (c) Except as described in Item 4 above, there have not been any transactions in the shares of Common Stock effected by or for the account of either of the Reporting Persons or any executive officer or director of either of the Reporting Persons during the past 60 days.

                  (d) Except as stated in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned of record or beneficially owned by either of the Reporting Persons.

                  (e) Not applicable.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                  Item 7 is amended and restated in its entirety as follows:

         Exhibit 1.(1)    Joint Filing Agreement, dated as of January 3, 2000.

         Exhibit 2.(1) Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Kline Hawkes California SBIC.

         Exhibit 3.(1) Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Howard
                          L. Morgan.

         Exhibit 4.(1) Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Oliver
                          A. McBryan.

         Exhibit 5.(1) Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Bob Kavner.


----------

(1)     Previously filed on Schedule 13D, dated January 3, 2000.

         Exhibit 6.(1) Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and William
                          S. Elkus.

         Exhibit 7.(1) Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Bruce Hendricks.

         Exhibit 8.(1) Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Moore Global Investments, Ltd., Multi-Strategies Fund Ltd., Remington Investments Strategies, L.P. and Multi-Strategies Fund L.P.

         Exhibit 9.(1) Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Jim Armstrong.

         Exhibit 10.(2) Stock Purchase Agreement, dated as of January 17, 2000, by and between Bill Gross' idealab! and idealab! Capital Partners I-B, L.P.

         Exhibit 11.(3) Stockholder Agreement, dated as of March 3, 2000, by and between Bill Gross' idealab! and GoTo.com, Inc.

         Exhibit 12.(3)   Joint Filing Agreement, dated as of March 6, 2000.

         Exhibit 13.      Joint Filing Agreement, dated as of May 8, 2001.



----------

(2) Previously filed on Amendment No. 1 to Schedule 13D, dated January 20, 2000.


(3) Previously filed on Amendment No. 2 to Schedule 13D, dated March 6, 2001.

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  May 8, 2001                     BILL GROSS

                                       /s/ Bill Gross
                                       -----------------------------------------


Dated:  May 8, 2001                    BILL GROSS' IDEALAB!


                                       By: /s/ Bill Gross
                                           -------------------------------------
                                           Name:  Bill Gross
                                           Title: Chairman of the Board and
                                           Chief Executive Officer

Dated:  May 8, 2001                    IDEALAB! HOLDINGS, L.L.C.


                                       By:  /s/ Bill Gross
                                           -------------------------------------
                                            Name:  Bill Gross
                                            Title:   Managing Member

                                   SCHEDULE I
                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              BILL GROSS' IDEALAB!

        The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Bill Gross' idealab! is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is Bill Gross' idealab!, 130 West Union Street, Pasadena, California 91103.


                                                                                    PRINCIPAL OCCUPATION, IF OTHER THAN AS
      NAME AND BUSINESS                      POSITION WITH BILL GROSS'              EXECUTIVE OFFICER OF BILL GROSS'
      ADDRESS                                IDEALAB!                               IDEALAB!
      -----------------------------------    ----------------------------------     ----------------------------------------
      Bill Gross                             Chairman of the Board and Chief
                                             Executive Officer

      Marcia Goodstein                       President, Chief Operating
                                             Officer and Director

      Lawrence Gross                         Vice-Chairman

      Bruce Johnston                         President, idealab! Boston

      Robert Kavner                          Vice-Chairman and Director

      Howard Morgan                          Vice-Chairman

      Benjamin M. Rosen                      Director

      John F. Welch, Jr.                     Director                               Chairman and Chief Executive Officer,
                                                                                    General Electric Company

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            IDEALAB! HOLDINGS, L.L.C.

        The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of idealab! Holdings, L.L.C. is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is idealab! Holdings, L.L.C., 130 West Union Street, Pasadena, California 91103.

                                                                                    PRINCIPAL OCCUPATION, IF OTHER THAN AS
      NAME AND BUSINESS                      POSITION WITH IDEALAB! HOLDINGS,       EXECUTIVE OFFICER OF IDEALAB!
      ADDRESS                                L.L.C.                                 HOLDINGS, L.L.C.
      -----------------------------------    ----------------------------------     ---------------------------------------
      Bill Gross' idealab!                   Member

      Bill Gross                             Managing Member

                                  EXHIBIT INDEX

         Exhibit 1.(1)    Joint Filing Agreement, dated as of January 3, 2000.

         Exhibit 2.(1) Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Kline Hawkes California SBIC.

         Exhibit 3.(1) Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Howard
                          L. Morgan.

         Exhibit 4.(1) Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Oliver
                          A. McBryan.

         Exhibit 5.(1) Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Bob Kavner.

         Exhibit 6.(1) Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and William
                          S. Elkus.

         Exhibit 7.(1) Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Bruce Hendricks.

         Exhibit 8.(1) Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Moore Global Investments, Ltd., Multi-Strategies Fund Ltd., Remington Investments Strategies, L.P. and Multi-Strategies Fund L.P.

         Exhibit 9.(1) Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross' idealab! and Jim Armstrong.

         Exhibit 10.(2) Stock Purchase Agreement, dated as of January 17, 2000, by and between Bill Gross' idealab! and idealab! Capital Partners I-B, L.P.

         Exhibit 11.(3) Stockholder Agreement, dated as of March 3, 2000, by and between Bill Gross' idealab! and GoTo.com, Inc.

         Exhibit 12.(3)   Joint Filing Agreement, dated as of March 6, 2000.

         Exhibit 13.      Joint Filing Agreement, dated as of May 8, 2001.

----------

(1)     Previously filed on Schedule 13D, dated January 3, 2000.

(2)     Previously filed on Amendment No. 1 to Schedule 13D, dated January 20,
        2000.

(3)     Previously filed on Amendment No. 2 to Schedule 13D, dated March 6,
        2000.